Exhibit 99.1
Furnished pursuant to Section 4.17 of the Indenture governing the 9 1/4% Senior Notes due 2019
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 28, 2011
Commission File No. _________
NAVIOS SOUTH AMERICAN LOGISTICS INC.
Luis A. de Herrera 1248, World Trade Center, Torre B, Montevideo, Uruguay
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☐

Operating and Financial Review and Prospects
          The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and nine month periods ended September 30, 2011 and 2010. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the condensed consolidated financial statements including the notes to those financial statements for the periods mentioned above which are included elsewhere in this report.
          This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Risk Factors” in the annual report on Form 20-F of Navios Maritime Holdings Inc. (“Navios Holdings”) for the year ended December 31, 2010 for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.
          This Exhibit 99.1 is being furnished solely in connection with Navios Logistics’ reporting obligations under the Indenture governing the Senior Notes (as defined below).
Recent Developments
Acquisitions
          On various dates on or prior to October 24, 2011, Navios Logistics used a portion of the proceeds from its offering of senior unsecured notes due 2019 to acquire three pushboats, 66 barges and one floating drydock facility for a total cost of approximately $56.0 million, including transportation and other related costs.
          Following the acquisition of two pieces of land for $1.0 million in 2010, in September 2011, Navios Logistics paid another $0.4 million for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.
Construction of a new silo in the Dry Port
          During the third quarter of 2011, Navios Logistics commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo is expected to be completed in March 2012. As of September 30, 2011, Navios Logistics had paid $3.0 million for the silo construction.
Overview
General
          Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. Navios Logistics serves the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for dry bulk commodities, agricultural, forest and mineral-related exports and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash and (ii) the authorized capital stock of its wholly owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), in exchange for the issuance and delivery of 12,765 of Navios Logistics’ shares, representing 63.8% (or 67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112.2 million in cash, of which $5.0 million was kept in escrow, payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 of Navios Logistics’ shares representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics companies in the Hidrovia Region of South America.
          In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics’ stock.
          On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold.
          The 1,007 shares held in escrow have been reflected as part of Navios Logistics’ outstanding shares from the date of issuance since these shares were irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned above, the shares were delivered to Horamar shareholders. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics’ stock.
          On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests.
Ports
          Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Navios Logistics’ port facility in Nueva Palmira, Uruguay moved 3.0 million tons of dry cargo during both the nine month periods ended September 30, 2011 and 2010, and its port facility in San Antonio, Paraguay moved approximately 0.2 million cubic meters of liquid fuels (primarily diesel and naphtha) during the nine month period ended September 30, 2011 as compared to approximately 0.3 million cubic meters in the same period of 2010.
Fleet
          Navios Logistics’ current core fleet consists of a total of 303 vessels, barges and pushboats. Navios Logistics owns four product tanker vessels totaling 47,482 deadweight tons (“dwt”), two self-propelled barges totaling 11,600 cubic meters, two small inland oil tankers totaling 3,900 dwt, 223 dry barges totaling 264,500 dwt, three LPG barges with a capacity of 4,752 cubic meters, 22 tank barges with a capacity of 66,800 cubic meters, and 20 pushboats.
          The rest of Navios Logistics’ current core fleet is chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.1 years. Long-term charter-in contracts are considered to be charter-in contracts with a duration of more than one year at inception. Navios Logistics currently has entered into charter-in contracts having a minimum remaining duration of 0.6 years and a maximum remaining duration of 3.0 years. Navios Logistics charters-in and operates a fleet of 23 tank barges totaling 58,700 cubic meters and two pushboats. In addition, in June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H (formerly known as the Jiujiang), each with a capacity of 16,871 dwt.
Chartering Arrangements
          Navios Logistics continually monitors developments in the shipping and logistics industry and makes decisions on an individual vessel and segment basis, as well as based on its view of overall market conditions in order to implement its overall business strategy. In its barge business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In its cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year at inception. Some of its charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, Navios Logistics engages in CoAs, which allow the Company flexibility in transporting a certain cargo to its destination.
Factors Affecting Navios Logistics’ Results of Operations
Contract rates
          The shipping and logistics industry has been highly volatile during the last several years. In order to have a full utilization of Navios Logistics’ fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports on the expiration or termination of its current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats, and changes in the supply and demand for the transportation and storage of commodities.
Weather conditions
          As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.
          Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could likely result in a reduction in demand for services.
Seasonality
          One significant factor that affects Navios Logistics’ results of operations and revenues from quarter to quarter, particularly in the first and last quarters of each year, is seasonality. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to

September, in tandem with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The liquid port terminal operations in Paraguay and Navios Logistics cabotage business are not significantly affected by seasonality as the operations of the port and Navios Logistics’ cabotage business are primarily linked to refined petroleum products.
          For a detailed discussion of Navios Logistics’ foreign currency transactions and inflation and fuel price increases refer to the section “Quantitative and Qualitative Disclosures about Market Risks” included elsewhere in this document.
Statement of Operations Breakdown by Segments
          Historically, the Company had two reportable segments, Logistics Business and Dry Port Terminal Business. Since Navios Logistics was formed by the business combination between CNSA and Horamar, Navios Logistics has grown its vessel fleet through acquisitions of vessels, barges and pushboats. Additionally, Navios Logistics expanded its Uruguayan port terminal with the construction of a new silo, the acquisition of additional land, and the installation of a grain drying and conditioning facility, which has been operational since May 16, 2011. Following these recent business developments, beginning in 2011, the Company reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business aggregates the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment has been split to form the Barge Business segment and the Cabotage Business segment. Historical information has been reclassified in accordance with the new reportable segments.
Period over Period Comparisons of Navios Logistics
          The following table presents consolidated revenue and expense information for each of the three and nine month periods ended September 30, 2011 and 2010. This information was derived from the unaudited condensed consolidated financial statements.

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
(Expressed in thousands of U.S. dollars )	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter, voyage and port terminal revenues	$44,058	$38,979	$123,861	$101,581
Sales of products	24,789	16,323	44,047	41,562
Time charter, voyage and port terminal expenses	(11,103)	(8,600)	(30,817)	(26,213)
Direct vessels expenses	(18,068)	(14,552)	(48,006)	(36,762)
Cost of products sold	(23,873)	(15,236)	(42,320)	(38,554)
Depreciation and amortization	(5,531)	(5,197)	(16,609)	(16,539)
General and administrative expenses	(3,572)	(3,500)	(10,368)	(9,308)
Interest income/(expense) and finance cost, net	(5,112)	(1,113)	(11,271)	(3,153)
Gain on sale of assets	36	—	36	—
Other expense, net	(3,327)	(4,017)	(7,168)	(8,669)

(Loss)/income before income taxes and noncontrolling interest	$(1,703)	$3,087	$1,385	$3,945
Income tax benefit/(expense)	389	(326)	356	718

Net (loss)/income	(1,314)	2,761	1,741	4,663
Less: Net income attributable to the noncontrolling interest	(213)	(1,304)	(758)	(1,338)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(1,527)	$1,457	$983	$3,325

          For the three month period ended September 30, 2011 compared to the three month period ended September 30, 2010
          Time Charter, Voyage and Port Terminal Revenues: For the three month period ended September 30, 2011, Navios Logistics revenue increased by $5.1 million or 13.1% to $44.1 million, as compared to $39.0 million for the same period during 2010. Revenue from the cabotage business increased by $3.6 million or 33.3% to $14.4 million for the three months period ended September 30, 2011, as compared to $10.8 million for the same period during 2010. This increase was mainly attributable to the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Revenue from the barge business increased by $1.8 million or 8.4% to $23.2 million for the three months period ended September 30, 2011, as compared to $21.4 million for the same period during 2010. This was mainly attributable to the increase in volumes in iron ore transportation. This overall increase was mitigated by a $0.3 million decrease in revenue from the port terminal business. Revenue from the port terminal business decreased by $0.3 million or 4.4% to $6.5 million for the three month period ended September 30, 2011, as compared to $6.8 million for the same period during 2010. The decrease was mainly attributable to a decrease in volumes moved.

          Sales of Products: For the three month period ended September 30, 2011, Navios Logistics’ sales of products increased by $8.5 million or 52.1% to $24.8 million, as compared to $16.3 million for the same period during 2010. The increase was mainly attributable to an increase in the Paraguayan liquid port’s volume and to an increase in the price of products sold.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $2.5 million or 29.1% to $11.1 million for the three month period ended September 30, 2011, as compared to $8.6 million for the same period during 2010. This increase was due to an increase in time charter and voyage expenses of the barge business by $2.8 million or 46.7% to $8.8 million for the three month period ended September 30, 2011, as compared to $6.0 million for the same period in 2010. This was mainly attributable to the increase in volumes in iron ore transportation. This increase was mitigated by a decrease in time charter and voyage expenses of the cabotage business by $0.3 million or 50.0% to $0.3 million for the three month period ended September 30, 2011, as compared to $0.6 million for the same period in 2010. This decrease was mainly attributable to a decrease in the fuel expenses of the cabotage vessels due to increase in operating days under time charter contracts. In the port terminal business, expenses amounted to $2.0 million for both three month periods ended September 30, 2011 and 2010.
          Direct Vessels Expenses: Direct vessels expenses increased by $3.5 million or 24.0% to $18.1 million for the three month period ended September 30, 2011, as compared to $14.6 million for the same period in 2010. Direct vessels expenses of the cabotage business increased by $2.6 million or 44.8% to $8.4 million for the three month period ended September 30, 2011, as compared to $5.8 million for the same period in 2010. The increase resulted primarily from the additional operating expenses generated by the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Direct vessels expenses of the barge business increased by $0.9 million or 10.2% to $9.7 million for the three month period ended September 30, 2011, as compared to $8.8 million for the same period in 2010. The increase resulted primarily from the increase in crew costs, spares and maintenance. Direct vessels expenses include crew costs, victualling costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.
          Cost of Products Sold: For the three month period ended September 30, 2011, Navios Logistics’ cost of products sold increased by $8.7 million or 57.2% to $23.9 million, as compared to $15.2 million for the same period during 2010. The increase was mainly attributable to an increase in the Paraguayan liquid port’s volumes and to an increase in the price of products sold.
          Depreciation and Amortization: Depreciation and amortization increased by $0.3 million to $5.5 million for the three month period ended September 30, 2011, as compared to $5.2 million for the same period of 2010. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended September 30, 2011 amounted to $4.4 million and $1.1 million, respectively. Depreciation and amortization in the barge business increased by $0.2 million to $3.6 million for the three month period ended September 30, 2011, as compared to $3.4 million for the same period during 2010. The increase resulted primarily from the additional depreciation generated by new acquisitions of barges, pushboats and other fixed assets. Depreciation and amortization in the cabotage business for the three month period ended September 30, 2011 increased by $0.1 million to $1.1 million, as compared with $1.0 million for the same period during 2010. The increase resulted primarily from the additional depreciation generated by the new vessels the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Depreciation and amortization in the port terminal business amounted to $0.9 million for both three month periods ended September 30, 2011 and September 30, 2010.
          General and Administrative Expenses: General and administrative expenses increased by $0.1 million or 2.9% to $3.6 million for the three month period ended September 30, 2011, as compared to $3.5 million for the same period during 2010. General and administrative expenses relating to the barge business increased by $0.1 million or 3.6% to $2.9 million, as compared to $2.8 million for the same period during 2010. The increase was mainly attributable to an increase in salaries and other administrative costs. General and administrative expenses relating to the cabotage and the ports businesses were $0.1 million and $0.6 million for both three month periods ended September 30, 2011 and 2010, respectively.
          Interest Income/(Expense) and Finance Costs, Net: Interest income/(expense) and finance costs, net increased by $4.0 million to $5.1 million for the three month period ended September 30, 2011, as compared to $1.1 million for the same period of 2010. For the three month period ended September 30, 2011, interest expense amounted to $4.9 million, other finance costs amounted to $0.5 million and interest income amounted to $0.3 million. For the three month period ended September 30, 2010, interest expense amounted to $1.1 million, other finance costs amounted to $0.2 million and interest income amounted to $0.2 million. The main reason for the increase was the interest generated by the Senior Notes issued in April 2011.
     Other Expense, Net: Other expense, net decreased by $0.7 million to $3.3 million for the three month period ended September 30, 2011, as compared to $4.0 million for the same period of 2010. Other expense, net of the barge business decreased by $1.5 million to $1.2 million for the three month period ended September 30, 2011, as compared to $2.7 million for the same period in 2010. This decrease was mainly attributable to a decrease in the provision for losses on accounts receivable. Other expense, net of the port terminal business increased by $0.7 million to $0.7 million for the three month period ended September 30, 2011, as compared to $0 for the same period in 2010. This increase was mainly attributable to foreign currency exchange losses.

Other expense, net for the cabotage business increased by $0.1 million to $1.4 million for the three month period ended September 30, 2011, as compared to $1.3 million for the same period in 2010. This increase was due mainly to an increase in taxes other-than income taxes.
          Income Tax Benefit/ (Expense): Income taxes decreased by $0.7 million to $0.4 million of benefit for the three month period ended September 30, 2011, as compared to a $0.3 million expense for the same period in 2010. The variation was mainly due to $1.0 million of higher income tax benefit in Argentina due to the increase of deferred tax assets carried forward which was mitigated by $0.3 million increase in income tax charges due to increase of operations in Argentina. Income taxes in the port terminal business decreased by $0.2 million to an expense of $0.3 million for the three month period ended September 30, 2011, as compared to an expense of $0.5 million for the same period in 2010. Income taxes in the cabotage business increased by $0.2 million to an expense of $0.4 million for the three month period ended September 30, 2011, as compared to an expense of $0.2 million for the same period in 2010. Income taxes of the barge business decreased by $0.6 million to $1.0 million of benefit for the three month period ended September 30, 2011, as compared to $0.4 million of benefit for the same period in 2010.
          Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $1.1 million or 84.6% to $0.2 million for the three month period ended September 30, 2011, as compared to $1.3 million for the same period during 2010. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business.
          For the nine month period ended September 30, 2011 compared to the nine month period ended September 30, 2010
          Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2011, Navios Logistics’ revenue increased by $22.3 million or 21.9% to $123.9 million, as compared to $101.6 million for the same period during 2010. Revenue from the port terminal business increased by $0.1 million or 0.5% to $18.4 million for the nine month period ended September 30, 2011, as compared to $18.3 million for the same period of 2010. The increase was mainly attributable to an increase in tariffs in the dry port terminal of $0.5 million mitigated by a $0.4 million decrease in storage services provided by the liquid port terminal. Revenue from the cabotage business increased by $13.9 million or 52.3% to $40.5 million for the nine months period ended September 30, 2011, as compared to $26.6 million for the same period during 2010. This increase was mainly attributable to the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Revenue from the barge business increased by $8.3 million or 14.6% to $65.0 million for the nine months period ended September 30, 2011, as compared to $56.7 million for the same period during 2010. This increase was mainly attributable to the increase in volumes in iron ore transportation.
          Sales of Products: For the nine month period ended September 30, 2011, Navios Logistics’ sales of products increased by $2.4 million or 5.8% to $44.0 million, as compared to $41.6 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $4.6 million or 17.6% to $30.8 million for the nine month period ended September 30, 2011, as compared to $26.2 million for the same period during 2010. This increase is due to an increase in time charter and voyage expenses of the barge business by $4.2 million or 22.1% to $23.2 million for the nine month period ended September 30, 2011, as compared to $19.0 million for the same period in 2010. This was mainly attributable to the increase in volumes in iron ore transportation. In the port terminal business, expenses increased by $1.1 million or 20.0% to $6.6 million for the nine month period ended September 30, 2011, as compared to $5.5 million for the same period in 2010. This is attributable to a $0.8 million increase of expenses in Navios Logistics’ dry port in Uruguay mainly from salaries, and a $0.3 million increase in expenses of the liquid port in Paraguay. The overall increase was offset by a $0.7 million or 41.2% decrease in time charter and voyage expenses of the cabotage business to $1.0 million for the nine month period ended September 30, 2011, as compared to $1.7 million for the same period during 2010. This decrease was mainly attributable to a decrease in the fuel expenses of the cabotage vessels due to increase in operating days under time charter contracts.
          Direct Vessels Expenses: Direct vessels expenses increased by $11.2 million or 30.4% to $48.0 million for the nine month period ended September 30, 2011, as compared to $36.8 million for the same period in 2010. Direct vessels expenses of the cabotage business increased by $8.4 million or 60.0% to $22.4 million for the nine months period ended September 30, 2011, as compared to $14.0 million for the same period in 2010. The increase resulted primarily from the additional operating expenses generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Direct vessels expenses of the barge business increased by $2.8 million or 12.3% to $25.6 million for the nine months period ended September 30, 2011, as compared to $22.8 million for the same period in 2010. The increase resulted primarily from the increase in crew costs, repairs and maintenance. Direct vessels expenses include crew costs, victualling costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.
     Cost of Products Sold: For the nine month period ended September 30, 2011, Navios Logistics’ cost of products sold increased by $3.7 million or 9.6% to $42.3 million, as compared to $38.6 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

     Depreciation and Amortization: Depreciation and amortization increased by $0.1 million to $16.6 million for the nine month period ended September 30, 2011, as compared to $16.5 million for the same period of 2010. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2011 amounted to $13.3 million and $3.3 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the nine month period ended September 30, 2010 amounted to $13.2 million and $3.3 million, respectively. Depreciation and amortization in the barge business decreased by $0.6 million to $10.8 million for the nine month period ended September 30, 2011, as compared to $11.4 million for the same period during 2010. Such decrease is due to the fact that certain barges have reached the end of their estimated useful lives in 2010. Depreciation and amortization in the cabotage business for the nine month period ended September 30, 2011 increased by $0.6 million to $3.2 million, as compared with $2.6 million for the same period during 2010. The increase resulted primarily from the additional depreciation generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Depreciation and amortization in the port terminal business for the nine month period ended September 30, 2011 increased by $0.1 million to $2.6 million, as compared with $2.5 million for the same period during 2010. This increase was mainly due to the depreciation of the new drying and conditioning facility in Navios Logistics’ dry port facility in Uruguay.
          General and Administrative Expenses: General and administrative expenses increased by $1.1 million or 11.8% to $10.4 million for the nine month period ended September 30, 2011, as compared to $9.3 million for the same period during 2010. General and administrative expenses relating to the port terminal business increased by $0.2 million or 12.5% to $1.8 million, as compared to $1.6 million in the same period during 2010. General and administrative expenses relating to the barge business increased by $0.9 million or 12.0% to $8.4 million for the nine month period ended September 30, 2011, as compared to $7.5 million for the same period during 2010. General and administrative expenses relating to the cabotage business was $0.2 million in both the nine month periods ended September 30, 2011 and 2010. The overall increase was mainly attributable to an increase in salaries by $1.4 million mainly due to an increased number of employees, wages increase and the impact of foreign exchange rates, mitigated by a decrease in other administrative costs by $0.3 million.
          Interest Income/(Expense) and Finance Costs, Net: Interest income/(expense) and finance costs, net increased by $8.1 million to $11.3 million for the nine month period ended September 30, 2011, as compared to $3.2 million for the same period of 2010. For the nine month period ended September 30, 2011, interest expense amounted to $10.6 million, other finance costs amounted to $1.4 million and interest income amounted to $0.7 million. For the nine month period ended September 30, 2010, interest expense amounted to $2.8 million, other finance costs amounted to $0.5 million and interest income amounted to $0.1 million. The main reason for the increase was the interest expense generated by the Senior Notes issued in April 2011.
          Other Expense, Net: Other expense, net decreased by $1.5 million to $7.2 million for the nine month period ended September 30, 2011, as compared to $8.7 million for the same period of 2010. Other expense, net for the barge business decreased by $2.6 million to $3.0 million for the nine month period ended September 30, 2011, as compared to $5.6 million for the same period in 2010. This decrease was mainly due to a lower provision for bad debts as compared to the same period of 2010. Other expense, net for the port terminal business increased by $0.3 million to $0.3 million for the nine month period ended September 30, 2011, as compared to $0 for the same period in 2010. This increase was mainly attributable to foreign currency exchange losses. Other expense, net for the cabotage business increased by $0.8 million to $3.9 million for the nine month period ended September 30, 2011, as compared to $3.1 million for the same period in 2010. This increase was due mainly to an increase in taxes other-than income taxes.
          Income Tax Benefit/ (Expense): Income taxes increased by $0.3 million or 42.9% to $0.4 million of benefit for the nine month period ended September 30, 2011, as compared to $0.7 million of benefit for the same period in 2010. The variation was mainly due to (a) $0.2 million of higher income tax expense in Argentina due to the decrease of deferred tax assets carried forward, and (b) a $0.1 million increase in income tax charges with respect to retained earnings in Paraguay. Income taxes in the port terminal business decreased by $0.4 million or 66.7% to an expense of $0.2 million for the nine month period ended September 30, 2011 as compared to an expense of $0.6 million for the same period in 2010. Income taxes of the barge business increased by $0.6 million or 31.6% to a benefit of $1.3 million for the nine month period ended September 30, 2011 as compared to a benefit of $1.9 million for the same period in 2010. Income taxes of the cabotage business increased by $0.1 million or 16.7% to an expense of $0.7 million for the nine month period ended September 30, 2011 as compared to an expense of $0.6 million for the same period in 2010.
          Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.5 million or 38.5% to $0.8 million for the nine month period ended September 30, 2011, as compared to $1.3 million for the same period during 2010.This was mainly due to the acquisition of the noncontrolling interests in the cabotage business.
Non-Guarantor Subsidiaries
          Hidronave South American Logistics S.A. , which is one of the two subsidiaries of Navios Logistics that does not guarantee the Senior Notes, accounted for approximately $1.6 million, or 1.0%, of total revenue, and approximately $0.5 million, or 2.1%, of total EBITDA, in each case, for the nine month period ended September 30, 2011,and approximately $3.2 million, or 0.5%, of total assets, and approximately $1.8 million, or 0.6%, of total liabilities, in each case, as of September 30, 2011.

          Hidronave South American Logistics S.A., accounted for approximately $0.9 million, or 0.6%, of total revenue, and approximately $0.1 million, or 0.5%, of total EBITDA, in each case, for the nine month period ended September 30, 2010, and approximately $2.6 million, or 0.5%, of total assets, and approximately $1.8 million, or 0.8%, of total liabilities, in each case, as of September 30, 2010.
          Logistics Finance, the other subsidiary of Navios Logistics that does not guarantee the Senior Notes, does not have any independent assets or operations.
Non-Guarantor EBITDA Reconciliation to Net Income Attributable to Navios Logistics’ Stockholders

	For the Nine	For the Nine
	Month	Month
	Period Ended	Period Ended
	September 30,	September 30,
	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Hidronave’s net income attributable to Navios Logistics’ stockholders	$507	$48
Depreciation and amortization	51	56
Interest expense and finance cost, net	42	16
Income tax expense	(3)	(3)

EBITDA	$597	$117

Liquidity and Capital Resources
          Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and the issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund its operations, including working capital requirements. See “Working Capital Position”, “Capital Expenditures” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.
          The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Logistics for the nine month periods ended September 30, 2011 and 2010.

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30,	September 30,
	2011	2010
(Expressed in thousands of U.S. dollars )	(unaudited)	(unaudited)
Net cash provided by operating activities	$28,688	$19,236
Net cash used in investing activities	(66,947)	(7,741)
Net cash provided by/(used in) financing activities	56,897	(5,680)

Increase in cash and cash equivalents	$18,638	$5,815
Cash and cash equivalents, beginning of the period	39,204	26,927

Cash and cash equivalents, end of period	57,842	32,742

Cash provided by operating activities for the nine month period ended September 30, 2011 as compared to the nine month period ended September 30, 2010
          Net cash provided by operating activities increased by $9.5 million to $28.7 million for the nine month period ended September 30, 2011, as compared to $19.2 million for the same period in 2010. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

	Nine Month Period Ended
	September 30,	September 30,
	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$1,741	$4,663
Depreciation of vessels, port terminals and other fixed assets	13,284	13,177
Amortization of intangible assets and liabilities	3,325	3,362
Amortization of deferred financing costs	934	267
Amortization of deferred drydock costs	443	283
Provision for losses on accounts receivable	323	2,672
Gain on sale of assets	(36)	—
Income tax expense	(356)	(718)

Net income adjusted for non-cash items	$19,658	$23,706

     Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash from operating activities.
          The positive change in operating assets and liabilities of $9.0 million for the nine month period ended September 30, 2011 resulted primarily from a $10.6 million increase in accrued expenses, a $6.1 million increase in accounts payable, a $0.6 million decrease in restricted cash and a $0.5 million increase in amounts due to affiliates. The positive change was partially offset by a $5.1 million increase in accounts receivable, a $1.1 million increase in prepaid expenses and other current assets and a $2.6 million increase in deferred drydock and special survey costs.
          The negative change in operating assets and liabilities of $4.5 million for the nine month period ended September 30, 2010 resulted from a $7.1 million increase in accounts receivable, $2.4 million in payments of interest, a $0.1 million decrease in accounts payables and a $0.8 million increase in deferred drydock and special survey costs . This negative change was partially offset by a $2.6 million increase in accrued expenses, a $1.7 million decrease in prepaid expenses and other current assets, a $1.2 million decrease in restricted cash and a $0.4 million increase in other liabilities.
          Cash used in investing activities for the nine month period ended September 30, 2011 as compared to the nine month period ended September 30, 2010:
          Net cash used in investing activities increased by $59.2 million to $66.9 million for the nine month period ended September 30, 2011 from $7.7 million for the same period in 2010.
          Cash used in investing activities for the nine month period ended September 30, 2011 was mainly the result of (a) $0.9 million in payments for the construction of the new drying and conditioning facility in Nueva Palmira, (b) $3.4 million in payments for the construction of a new silo in Nueva Palmira, (c) $57.1 million in payments for the acquisition and transportation of 3 pushboats, 66 barges and a floating dry dock, (d) $1.7 million in payments for improvements and (e) $3.8 million for the purchase of other fixed assets.
          Cash used in investing activities for the nine month period ended September 30, 2010 was the result of (a) $2.8 million in payments for the construction of the new drying and conditioning facility in Nueva Palmira, Uruguay, (b) $0.7 million in payments for the acquisition of a barge, and (c) $4.2 million in payments for the purchase of other fixed assets.
          Cash provided by financing activities for the nine month period ended September 30, 2011 as compared to cash used in financing activities for the nine month period ended September 30, 2010:
          Net cash provided by financing activities increased by $62.6 million to $56.9 million for the nine month period ended September 30, 2011, as compared to funds used in financing activities of $5.7 million for the same period of 2010.
          Cash provided by financing activities for the nine month period ended September 30, 2011 was mainly due to the $200.0 million proceeds from the Senior Notes issued in April 2011. This was partially offset by (a) $0.9 million in payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula, (b) $126.7 million of repayments of long-term debt, (c) a $6.8 million in payments of deferred financing costs following the amendment of the Marfin loan facility and the issuance of the Senior Notes and (d) $8.6 million for the acquisition of noncontrolling interests.
          Cash used in financing activities for the nine month period ended September 30, 2010 was mainly the result of (a) $3.5 million of repayments of long-term debt, (b) $0.5 million for a distribution of dividends to noncontrolling shareholders, (c) $0.5 million in payments of deferred financing costs and (d) $1.5 million in payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula. This was partially mitigated by $0.3 million of proceeds from long term loans.
Reconciliation of EBITDA to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders
          EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest and finance costs, depreciation and amortization, and income taxes, unless otherwise stated. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.
          EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
Three Month Period Ended September 30, 2011

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$3,230	$1,261	$(6,018)	$(1,527)
Depreciation and amortization	890	1,094	3,547	5,531
Amortization of deferred drydock costs	—	91	91	182
Interest (income)/expense and finance cost, net	(138)	1,238	4,012	5,112
Income tax benefit/(expense)	172	440	(1,001)	(389)

EBITDA	$4,154	$4,124	$631	$8,909

Three Month Period Ended September 30, 2010

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$3,978	$(80)	$(2,441)	$1,457
Depreciation and amortization	852	962	3,383	5,197
Amortization of deferred drydock costs	—	22	92	114
Interest (income)/expense and finance cost, net	(76)	653	536	1,113
Income tax benefit/(expense)	527	217	(418)	326

EBITDA	$5,281	$1,774	$1,152	$8,207

          EBITDA increased by $0.7 million to $8.9 million for the three month period ended September 30, 2011, as compared to $8.2 million for the same period of 2010. This increase was mainly due to (a) a $5.1 million increase in time charter, voyage and port terminal revenues, of which $3.6 million was attributable to the cabotage business and $1.8 million was attributable to the barge business, mitigated by a decrease of $0.3 million attributable to the port terminal business, (b) a $8.5 million increase in sales of products attributable to the port terminal business, (c) a $1.1 million decrease in noncontrolling interest mainly relating to the cabotage business, and (d) a $0.7 million decrease in other income/(expense), net. This increase was partially offset by (a) a $2.5 million increase in time charter, voyage and port terminal expenses, resulting from a $2.8 million increase in the barge business mitigated by a $0.3 million decrease in the cabotage business, (b) a $8.7 million increase in cost of products sold attributable to the port terminal business, and (c) a $3.5 million increase in direct vessels expenses, resulting from a $2.6 million increase in the cabotage business and a $0.9 million increase in the barge business.
Nine Month Period Ended September 30, 2011

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$9,165	$6,084	$(14,266)	$983
Depreciation and amortization	2,564	3,210	10,835	16,609
Amortization of deferred drydock costs	—	151	292	443
Interest (income)/expense and finance cost, net	(395)	2,290	9,376	11,271
Income tax benefit/(expense)	172	696	(1,224)	(356)

EBITDA	$11,506	$12,431	$5,013	$28,950

Nine Month Period Ended September 30, 2010

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,255	$1,640	$(9,570)	$3,325
Depreciation and amortization	2,545	2,617	11,377	16,539
Amortization of deferred drydock costs	—	22	261	283
Interest (income)/expense and finance cost, net	(135)	1,335	1,953	3,153
Income tax benefit/(expense)	564	567	(1,849)	(718)

EBITDA	$14,229	$6,181	$2,172	$22,582

          EBITDA increased by $6.4 million to $29.0 million for the nine month period ended September 30, 2011, as compared to $22.6 million for the same period of 2010. This increase was mainly due to (a) a $22.3 million increase in time charter, voyage and port terminal revenues, of which $13.9 million was attributable to the cabotage business, $8.3 million was attributable to the barge business and $0.1 million was attributable to the port terminal business, (b) a $2.5 million increase in sales of products attributable to the port terminal business, (c) a $0.5 million decrease in noncontrolling interest mainly relating to the cabotage business and (d) a $1.7 million decrease in other expense, net. This increase was partially offset by (a) a $4.6 million increase in time charter, voyage and port terminal expenses resulting from a $4.2 million increase in the barge business, a $1.1 million increase attributable to the port terminal business, mitigated by a $0.7 million decrease in the cabotage business, (b) a $3.8 million increase in cost of products sold attributable to the port terminal business, (c) a $11.1 million increase in direct vessels expenses, of which $8.3 million was related to the cabotage business and $2.8 million was related to the barge business and (d) a $1.1 million increase in general and administrative expenses.
Long-term Debt Obligations and Credit Arrangements
          Senior Notes: On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $200.0 million in Senior Notes due on April 15, 2019 (the “Senior Notes”) at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional,” as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.
          Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012 that enables the holders of the Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to us in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Loan Facilities:
     Marfin Facility
          On March 31, 2008, the Company entered into a $70.0 million loan facility with Marfin Popular Bank for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and bore interest at LIBOR plus a margin of 175 basis points. In March 2009, the Company transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase of the margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase of the margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Navios Logistics’ subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. Under this commitment, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the Senior Notes. The obligation of the bank under the commitment was subject to prepayment of the existing facility and was subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. On April 12, 2011, following the completion of the sale of $200.0 million of Senior Notes, Navios Logistics fully repaid the $70.0 million loan facility with Marfin Bank using a portion of the proceeds from the Senior Notes. As of September 30, 2011, the loan documentation for the $40.0 million revolving credit facility had not been completed and the facility had not been drawn.
Other Indebtedness
          On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million (including $0.2 million of accrued interest up to July 25, 2011) in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements as further described below.
          In connection with the acquisition of Horamar, Navios Logistics assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc., a majority owned subsidiary, in 2006, in order to finance the construction of a 8,974 dwt double hull tanker the Malva H. Since the vessel’s delivery, the interest rate had been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
          On September 4, 2009, Navios Logistics entered into a loan facility for an amount of up to $18.7 million that bore interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
          On December 15, 2009, Navios Logistics entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
          On December 20, 2010, in order to finance the acquisition cost of the Sara H, Navios Logistics entered into a loan facility for $14.4 million that bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS South Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
          Navios Logistics assumed a $2.3 million loan facility that was entered into, by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 in order to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $0.5 million, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of September 30, 2011, the facility was repaid in full.
          In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira. As of September 30, 2011, the outstanding loan balance was $0.7 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.
          The maturity table below reflects the principal payments due by period of all credit facilities outstanding as of September 30,

2011 for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above) and the issuance of $200.0 million of Senior Notes on April 12, 2011 (due on April 2019).

As of
September 30,
2011
(Amounts in
millions of
Payment due by period	U.S. dollars)
September 30, 2012	0.1
September 30, 2013	0.1
September 30, 2014	0.1
September 30, 2015	0.1
September 30, 2016	0.1
September 30, 2017 and thereafter	200.2

Total long-term borrowings	$200.7

Contractual Obligations:
     The following table summarizes Navios Logistics’ contractual obligations as of September 30, 2011:

	Less			More
	than	1-3	3-5	than
Contractual Obligations	1 year	years	years	5 years	Total
Payment due by period (Amounts in millions of U.S. dollars)
Long-term debt obligations(1)	$0.1	$0.2	$0.2	$0.2	$0.7
Senior Notes(2)	—	—	—	200.0	200.0
Operating lease obligations	4.9	3.7	—	—	8.6
Capital lease obligations	31.3	—	—	—	31.3
Rent obligations(3)	0.2	0.3	0.2	0.2	0.9

Total	$36.5	$4.2	$0.4	$200.4	$241.5

(1)	The amount identified does not include interest costs associated with the outstanding credit facility. This loan facility bears a fixed interest rate of 600 basis points.

(2)	The Senior Notes have a fixed rate of 9.25% per annum which is not included in the above table.

(3)	Navios Logistics has several lease agreements with respect to its various operating offices.
Working Capital Position
     On September 30, 2011, Navios Logistics’ current assets totaled $94.5 million, while current liabilities totaled $82.2 million, resulting in a positive working capital position of $12.3 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.
Capital Expenditures
     In February 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, took delivery of the Sara H, a 9,000 dwt double hull product oil tanker vessel, which, as of the beginning of March 2010, is chartered-out for three years. The purchase price of the vessel (including direct costs) amounted to $18.0 million. On December 20, 2010, HS South Inc., entered into a loan facility to finance the acquisition cost of the Sara H for an amount of $14.4 million, which bears interest at a rate of LIBOR plus 225 basis points. This loan was repaid in full on July 25, 2011. See “Long term Debt Obligations and Credit Arrangements” above.
     During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at Navios Logistics’ dry port facility in Nueva Palmira. The facility has been operational since May 16, 2011 and is being financed entirely with funds provided by the port operations. Navios Logistics paid an amount of $3.9 million as of September 30, 2011 for the construction of the facility ($3.0 million as of December 31, 2010).

          In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. Navios Logistics has recognized a capital lease obligation for the San San H and the Stavroula amounting to $17.0 million and $17.1 million, respectively.
          In 2010, Navios Logistics acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $1.0 million.
          On various dates on or prior to October 24, 2011, Navios Logistics used a portion of the proceeds from its offering of senior unsecured notes due 2019 to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $56.0 million, including transportation and other related costs.
          Following the acquisition of two pieces of land for $1.0 million in 2010, in September 2011, Navios Logistics paid another $0.4 million for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.
          During the third quarter of 2011, Navios Logistics commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo is expected to be completed in March 2012. Prior to September 30, 2011 Navios Logistics had paid $3.0 million for the silo construction.
Dividend Policy
          The payment of dividends is in the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.
          Navios Logistics’ ability to pay dividends is also restricted by the terms of its credit facilities and the indenture governing its Senior Notes.
          Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.
Concentration of Credit Risk
Accounts receivable
          Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Logistics’ trade receivables. For the nine month period ended September 30, 2011, two customers, Petrobras and Petropar, accounted for 16.3% and 10.2% of Navios Logistics’ revenues, respectively. For the nine month period ended September 30, 2010, one customer, Petrobras, accounted for 19.2% of Navios Logistics’ revenues.
Cash deposits with financial institutions
          Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits in excess of government-provided insurance limits. Navios Logistics also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.
Off-Balance Sheet Arrangements
          Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises.
          As of September 30, 2011, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $5.0 million. According to the acquisition agreement, if such cases are brought against Navios Logistics, the amounts involved will be reimbursed by the previous shareholders, and, as such,

Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics financial position, results of operations or liquidity.
                    As of July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, the Company has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1.5 million and shall remain in full force and effect until December 31, 2011.
Legal proceedings
          The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.
Related Party Transactions
          The balance due to affiliates as of September 30, 2011 amounted to $0.7 million (December 31, 2010: $0.2 million) which includes the current amounts due to Navios Holdings. Such payables do not accrue interest and do not have a specific due date for their settlement.
          Navios Logistics rents barges and pushboats and pays expenses for lodging at companies indirectly owned by certain of Navios Logistics’ directors and officers. In relation to these transactions, amounts payable to other related parties amounted to $0.4 million as of September 30, 2011 ($0.3 million in December 31, 2010) and rent and services expense for the three and nine month periods ended September 30, 2011 amounted to $0.5 million and $1.6 million, respectively ($0.5 million and $1.6 million in the same periods of 2010, respectively).
          Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $0.6 million and the lease agreements expire in October 2011.
          On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1.5 million and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.
          Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of Navios Logistics’ directors and officers, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer, and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments were less than $0.1 million for the three and nine month periods ended September 30, 2011 and 2010.
          General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for each of the three and nine month periods ended September 30, 2011 amounted to $0.1 million and $0.3 million, respectively ($0 for each of the three and nine month periods ended September 30, 2010).
          Navios Logistics believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.
Employment Agreements
          Navios Logistics has executed employment agreements with several of its key employees who are its noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, Navios Logistics’ accrued compensation totaling $0.2 million and $0.7 million for the three and nine month periods ended September 30, 2011 ($0.2 million and $0.7 million for the same periods of 2010).

Quantitative and Qualitative Disclosures about Market Risks
          Navios Logistics is exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.
Interest Rate Risk:
          Debt Instruments — On September 30, 2011 and December 31, 2010, Navios Logistics had a total of $200.7 million and $127.4 million, respectively, in long-term indebtedness.
          On July 25, 2011, Navios Logistics used proceeds from the Senior Notes to fully repay $53.0 million of debt of the non-wholly owned subsidiaries in connection with Navios Logistics’ purchase of the noncontrolling interests of such non-wholly owned subsidiaries. As a result, from that date onward Navios Logistics’ debt bears interest at a fixed rate only.
          The interest rates on the Navios Logistics loans (Hidronave loan and the Senior Notes) are fixed and, therefore, changes in interest rates do not affect their values, which as of September 30, 2011 was $0.7 million and $200.0 million, respectively.
          As of September 30, 2011, Navios Logistics did not have any financial variable rate debt. During the nine month period ended September 30, 2011, and particularly from January 1, 2011 to July 25, 2011, when all debt with variable rate interest was fully repaid, Navios Logistics paid interest on variable rate debt based on LIBOR plus an average spread of 208 basis points.
          For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.
Foreign currency transactions:
          Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.
          Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaraníes; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the nine month period ended September 30, 2011 and 2010 approximately 51.5% and 50.4%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for both the nine month period ended September 30, 2011 and the year ended December 31, 2010 by $0.7 million.
Inflation and fuel price increases
          The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessels, barges and pushboats business, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.
Critical Accounting Policies
          Navios Logistics’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of Navios Logistics’ financial statements. Actual results may differ from these estimates under different assumptions or conditions.

          Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Logistics has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application.
          Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long-lived assets are grouped at the lowest levels for which there are separately identifiable cash flows.
          For the three and nine month period ended September 30, 2011, after considering various indicators, including but not limited to the market price of Navios Logistics’ long-lived assets, Navios Logistics’ contracted revenues and cash flows and the economic outlook, Navios Logistics concluded that no impairment loss should be recognized on the long-lived assets.
          Although Navios Logistics believes the underlying indicators supporting this assessment are reasonable, if charter rate trends became unfavorable and the length of the current market downturn extends beyond expectations, Navios Logistics may be required to perform impairment analysis in the future that could expose Navios Logistics to material charges in the future.
          No impairment loss was recognized for any of the periods presented.
          Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, barges, pushboats and other fixed assets acquired as parts of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other vessels, barges and pushboats acquired are stated at historical cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying condensed consolidated statement of income.
          Expenditures for routine maintenance and repairs are expensed as incurred.
          Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of Navios Logistics’ vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is reestimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.
          Navios Logistics capitalizes interest on long-term construction projects.
          Port Terminals and Other Fixed Assets, Net: Port terminals and other fixed assets acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are recorded at cost, which consists of the construction contracts prices, and material equipment expenses. Port terminals and other fixed assets are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying condensed consolidated statements of income.

Useful life of the assets, are:
Dry port terminal	5 to 40 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years
          Deferred Drydock and Special Survey Costs: Navios Logistics’ vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

          Goodwill and Other Intangibles:
          (i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value. Navios Logistics evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. Navios Logistics determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
          If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then Navios Logistics must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.
          No impairment loss was recognized for any of the periods presented.
          (ii) Intangibles Other than Goodwill: Navios Logistics’ intangible assets and liabilities consist of favorable lease terms, customer relationships, trade name, port terminal operating rights, and favorable construction options. Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated by an external expert valuation.
          The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms-length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, customers relationships and backlog assets, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.
          The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.
          When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Logistics to make significant assumptions and estimates of many variables, including market charter rates, expected future charter rates, the level of utilization of Navios Logistics’ vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Logistics’ financial position and results of operations.
          The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the “Depreciation and amortization” line item.
          The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. As of September 30, 2011, there is no impairment of intangible assets.
          Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 25
Customers relationships	20
Backlog asset—port terminal	3.6

Recent Accounting Pronouncements
Goodwill Impairment Guidance
          In September 2011, the FASB issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The amendment will be adopted by Navios Logistics effective beginning in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.
Presentation of Comprehensive Income
          In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.
Fair Value Measurement
          In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Logistics adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which will be effective for Navios Logistics beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		September 30,
		2011	December 31,
	Notes	(unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	3	$57,842	$39,204
Restricted cash		—	564
Accounts receivable, net		21,977	17,102
Prepaid expenses and other current assets		14,672	13,554

Total current assets		$94,491	$70,424

Noncurrent assets
Vessels, port terminals and other fixed assets, net	4	349,818	296,133
Intangible assets other than goodwill	5	64,974	68,299
Goodwill		104,096	104,096
Other long-term assets		17,115	8,509

Total noncurrent assets		536,003	477,037

Total assets		$630,494	$547,461

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$28,694	$22,591
Due to affiliate companies	9	692	155
Accrued expenses	6	21,413	9,611
Current portion of capital lease obligations	4	31,330	1,252
Current portion of long-term debt	7	69	10,171

Total current liabilities		$82,198	$43,780

Noncurrent liabilities
Senior notes	7	200,000	—
Long-term debt, net of current portion	7	616	117,251
Capital lease obligations, net of current portion	4	—	31,009
Deferred tax liability		19,921	21,105
Long-term liabilities		5,377	5,037

Total noncurrent liabilities		225,914	174,402

Total liabilities		$308,112	$218,182

Commitments and contingencies	8	—	—
Stockholders’ equity
Common stock — $1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding as of September 30, 2011 and December 31, 2010		20	20
Additional paid-in capital		303,518	292,668
Retained earnings		18,325	17,342

Total Navios Logistics’ stockholders’ equity		321,863	310,030
Noncontrolling interest		519	19,249

Total stockholders’ equity		322,382	329,279

Total liabilities and stockholders’ equity		$630,494	$547,461

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars — except share data)

		Three Month	Three Month	Nine Month	Nine Month
		Period Ended	Period Ended	Period Ended	Period Ended
		September 30,	September 30,	September 30,	September 30,
		2011	2010	2011	2010
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter, voyage and port terminal revenues		$44,058	38,979	$123,861	$101,581
Sales of products		24,789	16,323	44,047	41,562
Time charter, voyage and port terminal expenses		(11,103)	(8,600)	(30,817)	(26,213)
Direct vessels expenses		(18,068)	(14,552)	(48,006)	(36,762)
Cost of products sold		(23,873)	(15,236)	(42,320)	(38,554)
Depreciation and amortization	4,5	(5,531)	(5,197)	(16,609)	(16,539)
General and administrative expenses		(3,572)	(3,500)	(10,368)	(9,308)
Interest income/(expense) and finance cost, net		(5,112)	(1,113)	(11,271)	(3,153)
Gain on sale of assets		36	—	36	—
Other expense, net		(3,327)	(4,017)	(7,168)	(8,669)

(Loss)/income before income taxes and noncontrolling interest		$(1,703)	$3,087	$1,385	$3,945
Income tax benefit/(expense)		389	(326)	356	718

Net (loss)/income		(1,314)	2,761	1,741	4,663
Less: Net income attributable to the noncontrolling interest		(213)	(1,304)	(758)	(1,338)

Net (loss)/income attributable to Navios Logistics’ stockholders		$(1,527)	$1,457	$983	$3,325

Basic and diluted net (loss)/earnings per share attributable to Navios Logistics’ stockholders		$(0.0764)	$0.0729	$0.0492	$0.1663

Weighted average number of shares, basic and diluted	10	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Nine Month Period	Nine Month Period
		Ended	Ended
		September 30,	September 30,
		2011	2010
	Notes	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$1,741	$4,663
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		17,917	19,043
Increase in operating assets		(5,656)	(4,011)
Increase in operating liabilities		17,221	304
Payments for drydock and special survey costs		(2,535)	(763)

Net cash provided by operating activities		28,688	19,236

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets		(66,947)	(7,741)

Net cash used in investing activities		(66,947)	(7,741)

FINANCING ACTIVITIES:
Proceeds from issuance of Senior Notes	7	200,000	—
Repayment of long-term debt	7	(126,738)	(3,522)
Acquisition of noncontrolling interest	10	(8,638)	—
Dividends to noncontrolling shareholders		—	(467)
Payments of obligations under capital leases	4	(930)	(1,460)
Proceeds from long-term loan	7	—	294
Deferred financing costs		(6,797)	(525)

Net cash provided by/(used in) financing activities		56,897	(5,680)

Increase in cash and cash equivalents		18,638	5,815

Cash and cash equivalents, beginning of period		39,204	26,927

Cash and cash equivalents, end of period		$57,842	$32,742

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest		$2,243	$3,118
Cash paid for income taxes		$834	$478
Non-cash investing and financing activities:
Acquisition of vessels		$—	$(50,830)
Capital lease obligations		$—	$34,032
Exercise option from acquisition of vessels		$—	$4,400
Other long-term liabilities		$—	$16,798
Contribution receivable from noncontrolling shareholders		$—	$(2,237)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except share data)

					Total Navios
					Logistics’
	Shares	Common	Additional Paid-in		Stockholders’	Noncontrolling
	Amount	Stock	Capital	Retained Earnings	Equity	Interest	Total Equity
Balance December 31, 2009	20,000	$20	$281,798	$11,742	$293,560	$16,472	$310,032
Dividends to noncontrolling shareholders	—	—	—	—	—	(467)	(467)
Release of shares in escrow	—	—	10,870	—	10,870	—	10,870
Net income	—	—	—	3,325	3,325	1,338	4,663

Balance September 30, 2010 (unaudited)	20,000	$20	$292,668	$15,067	$307,755	$17,343	$325,098

					Total Navios
					Logistics’
	Shares	Common	Additional Paid-in		Stockholders’	Noncontrolling
	Amount	Stock	Capital	Retained Earnings	Equity	Interest	Total Equity
Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Acquisition of noncontrolling interest (including transaction expenses)	—	—	10,850	—	10,850	(19,488)	(8,638)
Net income	—	—	—	983	983	758	1,741

Balance September 30, 2011 (unaudited)	20,000	$20	$303,518	$18,325	$321,863	$519	$322,382

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1: DESCRIPTION OF BUSINESS
Nature of operations
     Navios South American Logistics Inc. (“Navios Logistics” or the “Company”), together with its subsidiaries, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. The Company provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).
Formation of Navios Logistics
     Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. On January 1, 2008, pursuant to a Share Purchase Agreement, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) contributed: (a) $112,200 in cash and (b) all of the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar Group (“Horamar”) in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. On March 20, August 19, and December 30, 2009, the Share Purchase Agreement was amended to postpone until June 17, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, following the release of $2,500 in cash and the 504 shares remaining in escrow upon the achievement of the EBITDA target thresholds, goodwill increased by $13,370, to reflect the changes in non-controlling interests. Navios Holdings currently holds 63.8% of Navios Logistics’ outstanding stock. The shares released from escrow on June 17, 2010 related to the Horamar acquisition were valued in the Company’s financial statements at $10,870 on the basis of their estimated fair value on the date of the release. The fair value of the escrowed shares was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. This release was accounted for by increasing goodwill and increasing paid-in capital.
     The Company used the following key methods and assumptions in the discounted cash flow analysis: (a) its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 was projected on the basis of a compound annual growth rate for revenue of approximately 8.8%; (b) its cash flow projections were prepared on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis; (c) a terminal value for the business was calculated by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014); (d) its projected future cash flows, including the terminal value, were discounted using a weighted-average cost of capital of 12.9%; and (e) net debt of the business was deducted from the discounted cash flows in arriving at estimated fair value of the logistics business.
     The 7,235 shares of Navios Logistics issued were valued at fair value as this was a transaction involving unrelated, independent parties, while the 12,765 shares issued to Navios Holdings in exchange for its 100% equity interest in CNSA were accounted for at carryover basis.
     On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncotrolling interests ($8,638 including transactions expenses; see also Note 10), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     (a) Basis of Presentation:
     The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statements of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2010 balance sheet data was derived from audited financial statements, but do not include all disclosures required by GAAP.
     For the three and nine month period ended September 30, 2010, the Company reclassified $14,552 and $36,762, respectively, from time charter, voyage and port terminal expenses to direct vessel expenses since the Company considers this to be a better presentation to reflect the results of operations.
     (b) Principles of Consolidation
     The accompanying interim consolidated financial statements include the accounts of Navios Logistics and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     (c) Subsidiaries Included in the Consolidation:
     Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair market value on the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. Barges, pushboats and other vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses).
Subsidiaries included in the consolidation:

			Percentage
	Country of		Of	Statement of Operations
Company Name	Incorporation	Nature/Vessel Name	Ownership	2011	2010
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1—09/30	1/1—09/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1—09/30	1/1—09/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1—09/30	1/1—09/30
Compania de Transporte Fluvial Int S.A.	Uruguay	Sub-Holding Company	100%	1/1—09/30	1/1—09/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1—09/30	1/1—09/30
Thalassa Energy S.A.(1)	Argentina	Barge-Owning Company	100%	1/1—09/30	1/1—09/30
HS Tankers Inc.(1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30
HS Navigation Inc.(1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30
HS Shipping Ltd. Inc.(1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30
HS South Inc. (1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1—09/30	1/1—09/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1—09/30	1/1—09/30
Navegacion Guarani S.A.	Paraguay	Operating/Barge and	100%	1/1—09/30	1/1—09/30
		Pushboat-Owning Company
Hidrovia OSR S.A.	Paraguay	Tanker-Owning Company/Oil	100%	1/1—09/30	1/1—09/30
		Spill Response & Salvage
		Services
Mercofluvial S.A.	Paraguay	Operating/Barge and	100%	1/1—09/30	1/1—09/30
		Pushboat-Owning Company

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

			Percentage
	Country of		Of	Statement of Operations
Company Name	Incorporation	Nature/Vessel Name	Ownership	2011	2010
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1—09/30	1/1—09/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning	100%	1/1—09/30	1/1—09/30
		Operating Company
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1—09/30	1/1—09/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1—09/30	4/1—09/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1—09/30	4/1—09/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/16—09/30	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	4/14—09/30	—

(1)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. As a result, after the consummation of the transaction, the percentage of ownership of the Company in these subsidiaries changed in accordance with the table included in Note 10.
NOTE 3: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	September 30,	December 31,
	2011	2010
Cash on hand and at banks	$25,252	$26,080
Short-term deposits	32,590	13,124

Total cash and cash equivalents	$57,842	$39,204

     Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.
NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET
     Vessels, port terminals and other fixed assets, net consist of the following:

		Accumulated	Net Book
Tanker Vessels, Barges and Push Boats	Cost	Depreciation	Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	59,680	(11,182)	48,498

Balance September 30, 2011	$338,517	$(53,819)	$284,698

		Accumulated	Net Book
Dry Port Terminal	Cost	Depreciation	Value
Balance December 31, 2010	$39,501	$(5,094)	$34,407
Additions	5,260	(883)	4,377
Disposals	(152)	103	(49)

Balance September 30, 2011	$44,609	$(5,874)	$38,735

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Accumulated	Net Book
Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Depreciation	Value
Balance December 31, 2010	$25,757	$(3,937)	$21,820
Additions	436	(987)	(551)

Balance September 30, 2011	$26,193	$(4,924)	$21,269

		Accumulated	Net Book
Other Fixed Assets	Cost	Depreciation	Value
Balance December 31, 2010	$4,139	$(433)	$3,706
Additions	1,642	(232)	1,410

Balance September 30, 2011	$5,781	$(665)	$5,116

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2010	$348,234	$(52,101)	$296,133
Additions	67,018	(13,284)	53,734
Disposals	(152)	103	(49)

Balance September 30, 2011	$415,100	$(65,282)	$349,818

     Certain assets of the Company have been pledged as collateral for loan facilities. As of September 30, 2011 and December 31, 2010, the net book value of such assets was $4,193 and $45,568, respectively (See Note 7).
     During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations. For the construction of the facility, Navios Logistics paid $848 during the nine month period ended September 30, 2011 and $3,043 during the year ended December 31, 2010.
     During the nine month period ended September 30, 2011, Navios Logistics used a portion of the proceeds from the Senior Notes to pay $10,819 for the acquisition of two pushboats named William Hank and Lonny Fugate and another $6,360 for the acquisition of a pushboat named WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $14,728 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,300 for the acquisition of a floating drydock facility.
     Additionally, during the nine month period ended September 30, 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $44, $611 and $1,070, respectively.
     Following the acquisition of two pieces of land for $987 in 2010, in September 2011, Navios Logistics paid a total of $389 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.
     During the third quarter of 2011, Navios Logistics commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo is expected to be completed in March 2012. As of September 30, 2011 Navios Logistics had paid $2,994 for the silo construction.
     In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of September 30, 2011, the obligations for these vessels were accounted for as capital leases and the lease payments during the nine month period ended September 30, 2011 for both vessels were $931.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The following is an analysis of the leased property under capital leases:

September 30,
Vessel	2011
San San H and Stavroula	$37,547
Less: Accumulated amortization	(705)

Net book value	$36,842

     Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of September 30, 2011 are as follows:

September 30,
Payment due by period	2011
September 30, 2012	$32,091
Total future minimum lease payments (1)	$32,091
Less: amount representing interest (2)	(761)

Present value of future minimum lease payments (3)	$31,330

(1)	There are no minimum sublease rentals to reduce minimum payments.

(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.

(3)	Reflected in the balance sheet as current obligations under capital leases of $31,330.
NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of September 30, 2011 and December 31, 2010 consisted of the following:

	Acquisition	Accumulated	Disposal/Transfer	Net Book Value
September 30, 2011	Cost	Amortization	to Vessel Cost	September 30, 2011
Trade name	$10,420	$(3,908)	$—	$6,512
Port terminal operating rights	34,060	(5,299)	—	28,761
Customer relationships	36,120	(7,284)	—	28,836
Favorable lease terms	3,780	(2,915)	—	865

Total	$84,380	$(19,406)	$—	$64,974

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Acquisition	Accumulated	Disposal/Transfer	Net Book Value
December 31, 2010	Cost	Amortization	to Vessel Cost	December 31, 2010
Trade name	$10,420	$(3,126)	$—	$7,294
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	36,120	(5,954)	—	30,166
Favorable construction contracts (*)	4,400	—	(4,400)	—
Favorable lease terms	3,780	(2,396)	—	1,384

Total	$88,780	$(16,081)	$(4,400)	$68,299

(*)	This amount is not amortized until the vessel is delivered. When a vessel is delivered, the amount is capitalized as part of the cost of the vessel and then depreciated over the remaining useful life of the vessel. Following the delivery of the tanker vessel Sara H in 2010, $4,400 was transferred to the cost of the vessel.
     Amortization expense, net for the three and nine month periods ended September 30, 2011 amounted to $1,110 and $3,325, respectively ($1,123 and $3,363 for the three and nine month periods ended September 30, 2010, respectively).
     The remaining aggregate amortization of acquired intangibles as of September 30, 2011 will be as follows:

	Within	Year	Year	Year	Year
Description	one year	two	three	four	five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$1,302	$6,512
Port terminal operating rights	917	917	917	917	917	24,176	28,761
Customer relationships	1,775	1,775	1,775	1,775	1,775	19,961	28,836
Favorable lease terms	692	173	—	—	—	—	865

Total	$4,426	$3,907	$3,734	$3,734	$3,734	$45,439	$64,974

NOTE 6: ACCRUED EXPENSES
     Accrued expenses consist on the following:

	September 30,	December 31,
	2011	2010
Accrued salaries	$8,076	$5,228
Taxes payable	3,748	2,709
Accrued fees	347	731
Accrued Senior Notes interest	8,633	—
Accrued interest	—	81
Other	609	862

Total accrued expenses	$21,413	$9,611

NOTE 7: BORROWINGS
     On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional,” as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012 that enables the holders of the Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms.
     The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.
     The net proceeds from the Senior Notes were $193,207 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.
     Borrowings, other than the Senior Notes mentioned above, consist of the following:

September 30,
2011
Loan for Nazira	685
Less: current portion	(69)

Total long-term borrowings	$616

Marfin Facility
     On March 31, 2008, the Company entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, the Company transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and increase of the margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase of the margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Nauticler S.A., to provide for a $40,000 revolving credit facility. Under this commitment, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the Senior Notes. The obligation of the bank under the commitment was subject to prepayment of the $70,000 facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. On April 12, 2011, following the completion of the sale of the Senior Notes by the Co-Issuers, Navios Logistics fully repaid the $70,000 loan facility with Marfin Popular Bank using a portion of the proceeds of the Senior Notes. As of September 30, 2011, the loan documentation for the $40,000 revolving credit facility had not been completed and the facility had not been drawn.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Other Indebtedness
     In connection with the acquisition of Horamar, Navios Logistics had assumed a $9,500 loan facility that was entered into by its majority owned subsidiary, HS Shipping Ltd. Inc. in 2006, in order to finance the construction of a 8,974 dwt double-hull tanker, the Malva H. After the vessel’s delivery, the interest rate has been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due by Horamar to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
     Navios Logistics assumed a $2,286 loan facility that was entered into, by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bears interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $457, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of September 30, 2011, the loan was repaid in full.
     On September 4, 2009, Navios Logistics entered into a loan facility in order to finance the acquisition cost of the Estefania H for an amount of up to $18,710 that bears interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
     On December 15, 2009, in order to finance the acquisition cost of the Makenita H, Navios Logistics entered into a loan facility for $24,000, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
     On December 20, 2010, in order to finance the acquisition cost of the Sara H, Navios Logistics entered into a loan facility for $14,385, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS South Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.
     In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira. As of September 30, 2011, the outstanding loan balance was $684 ($735 as of December 31, 2010). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.
     In connection with the loans, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants as of the period ended September 30, 2011.
     The maturity table below reflects future principal payments of the long-term debt outstanding as of September 30, 2011, for the next five years and thereafter.

Amounts in
thousands of
Payment due by period	U.S. dollars
September 30, 2012	$69
September 30, 2013	69
September 30, 2014	69
September 30, 2015	69
September 30, 2016	69
September 30, 2017 and thereafter	200,340

Total long-term borrowings	$200,685

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 8: COMMITMENTS AND CONTINGENCIES
     In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before the agreed-upon dates, extending to various dates through January 2020. As of September 30, 2011, the remaining liability related to these pre-acquisition contingencies amounted to $5,037 ($4,674 as of December 31, 2010) and was entirely offset by an indemnification asset for the same amount, which is reflected in other non-current assets.
     On July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, the Company has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1,500 and shall remain in full force and effect until December 31, 2011.
     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.
     As of September 30, 2011, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Amounts in
thousands of
U.S. dollars
September 30, 2012	4,942
September 30, 2013	3,593
September 30, 2014	51

$8,586

NOTE 9: TRANSACTIONS WITH RELATED PARTIES
     The balance due to affiliates as of September 30, 2011 amounted to $692 (December 31, 2010: $155) which includes the current amounts due to Navios Holdings. Such payables do not accrue interest and do not have a specific due date for their settlement.
     Navios Logistics rents barges and pushboats and pays expenses for lodging at companies indirectly owned by certain of Navios Logistics’ directors and officers. In relation to these transactions, amounts payable to related parties other than Navios Holdings amounted to $358 as of September 30, 2011 ($322 as of December 31, 2010) and rent and services expense for the three and nine month periods ended September 30, 2011, amounted to $491 and $1,555, respectively ($540 and $1,624 for the three and nine month periods ended September 30, 2010, respectively).
     Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $620 and lease agreements expired in October 2011.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1,500 and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.
     Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A. /(NH Lancaster) an Argentinean corporation owned by certain of Navios Logistics’ directors and officers, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments for the three and nine month periods ended September 30, 2011 were $8 and $35, respectively ($10 and $34 for the three and nine month periods ended September 30, 2010, respectively).
     General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for each of the three and nine month periods ended September 30, 2011 amounted to $125 and $250, respectively ($0 for each of the three and nine month periods ended September 30, 2010).
     The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.
Employment Agreements
     The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.
     The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $245 and $733 for the three and nine month periods ended September 30, 2011, respectively ($243 and $731 for the three and nine month periods ended September 30, 2010, respectively).
NOTE 10: SHARE CAPITAL
Common shares and shareholders
     On August 4, 2010, the Company amended its articles of incorporation and increased its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.
     As of September 30, 2011 and December 31, 2010, the Company has issued 20,000 shares of common stock at $1.00 per share par value.
     Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.
     The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of the Company’s outstanding shares from the date of issuance since these shares were irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned in Note 1, the shares were delivered to the Horamar Group shareholders.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol. The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. Since the Company already consolidated these joint ventures, the transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction. An amount of $10,850, which is equal to the difference between the carrying value of the noncontrolling interests as of July 25, 2011 ($19,488) and the fair value of the total consideration paid including transaction expenses ($8,638) was recorded in Additional Paid in Capital.
     As a result, after the consummation of the transaction, the percentage of ownership of the Company in its subsidiaries is the following:

	Percentage of ownership
	September 30,	December 31,
Company Name	2011	2010
Thalassa Energy S.A.	100%	62.50%
HS Tankers Inc	100%	51%
HS Navigation Inc.	100%	51%
HS Shipping Ltd. Inc.	100%	62.50%
HS South Inc.	100%	62.50%
NOTE 11: SEGMENT INFORMATION
     Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Historically, Navios Logistics had two reportable segments, Logistics Business and Dry Port Terminal Business.
     Since Navios Logistics was formed by the business combination between CNSA and Horamar, Navios Logistics has grown its vessel fleet from approximately 123 vessels, including barges, pushboats and tankers, to 303 vessels through acquisitions of vessels and the acquisition of a 51% interest in Hidronave S.A., a Brazilian pushboat operator. Additionally, Navios Logistics expanded its Uruguayan port terminal with the addition of a new silo with 80,000 metric tons of storage capacity in 2009 reaching a total storage capacity of 360,000 metric tons, and in 2010 Navios Logistics acquired additional land and began the installation of a grain drying and conditioning facility, which has been operational since May 16, 2011.
     Following these recent business developments, beginning in 2011, Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business aggregates the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment is further split to form the Barge Business segment and the Cabotage Business segment. The information for the nine month period ended September 30, 2010 has been reclassified in accordance with the new reportable segments. The information reported to the chief operating decision maker has been modified in accordance with the change in reportable segments. A general description of each segment follows:
The Port Terminal Business segment:
     This reportable segment includes the aggregated operating results of two of the Navios Logistics’ operating businesses: dry port terminal and liquid port terminal operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     (i) Dry port terminal operations
     Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide its customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region.
     (ii) Liquid port terminal operations
     Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.
The Barge Business segment
     Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.
The Cabotage Business segment
     Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. The Company believes it operates the largest in terms of capacity and one of the youngest Argentine cabotage fleets. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.
     Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income.
     The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and nine month periods ended September 30, 2011 and 2010:

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal	Cabotage	Barge
	Business Segment	Business Segment	Business Segment
	for the Three Month	for the Three Month	for the Three Month
	Period Ended	Period Ended	Period Ended
	September 30, 2011	September 30, 2011	September 30, 2011	Total
Time charter, voyage and port terminal revenues	$6,511	$14,377	$23,170	$44,058
Sales of products	24,789	—	—	24,789
Time charter, voyage and port terminal expenses	(2,004)	(331)	(8,768)	(11,103)
Direct vessels expenses	—	(8,383)	(9,685)	(18,068)
Cost of products sold	(23,873)	—	—	(23,873)
Depreciation and amortization	(890)	(1,094)	(3,547)	(5,531)
General and administrative expenses	(611)	(76)	(2,885)	(3,572)
Interest income/(expense) and finance cost, net	138	(1,238)	(4,012)	(5,112)
Gain on sale of assets	36	—	—	36
Other expense, net	(694)	(1,424)	(1,209)	(3,327)

Income/(loss) before taxes	3,402	1,831	(6,936)	(1,703)
Income tax benefit/(expense)	(172)	(440)	1,001	389

Net income/(loss)	3,230	1,391	(5,935)	(1,314)
Less: Net income attributable to the noncontrolling interest	—	(130)	(83)	(213)

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,230	$1,261	$(6,018)	$(1,527)

	Port Terminal	Cabotage	Barge
	Business Segment	Business Segment	Business Segment
	for the Three Month	for the Three Month	for the Three Month
	Period Ended	Period Ended	Period Ended
	September 30, 2010	September 30, 2010	September 30, 2010	Total
Time charter, voyage and port terminal revenues	$6,783	$10,765	$21,431	$38,979
Sales of products	16,323	—	—	16,323
Time charter, voyage and port terminal expenses	(1,973)	(613)	(6,014)	(8,600)
Direct vessels expenses	—	(5,777)	(8,775)	(14,552)
Cost of products sold	(15,236)	—	—	(15,236)
Depreciation and amortization	(852)	(962)	(3,383)	(5,197)
General and administrative expenses	(599)	(74)	(2,827)	(3,500)
Interest income/(expense) and finance cost, net	76	(653)	(536)	(1,113)
Gain on sale of assets	—	—	—	—
Other expense, net	(17)	(1,284)	(2,716)	(4,017)

Income/(loss) before taxes	4,505	1,402	(2,820)	3,087
Income tax (expense)/benefit	(527)	(217)	418	(326)

Net income/(loss)	3,978	1,185	(2,402)	2,761
Less: Net income attributable to the noncontrolling interest	—	(1,265)	(39)	(1,304)

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,978	$(80)	$(2,441)	$1,457

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal	Cabotage	Barge
	Business Segment	Business Segment	Business Segment
	for the Nine Month	for the Nine Month	for the Nine Month
	Period Ended	Period Ended	Period Ended
	September 30, 2011	September 30, 2011	September 30, 2011	Total
Time charter, voyage and port terminal revenues	$18,436	$40,463	$64,962	$123,861
Sales of products	44,047	—	—	44,047
Time charter, voyage and port terminal expenses	(6,608)	(1,029)	(23,180)	(30,817)
Direct vessels expenses	—	(22,392)	(25,614)	(48,006)
Cost of products sold	(42,320)	—	—	(42,320)
Depreciation and amortization	(2,564)	(3,210)	(10,835)	(16,609)
General and administrative expenses	(1,773)	(221)	(8,374)	(10,368)
Interest income/(expense) and finance costs, net	395	(2,290)	(9,376)	(11,271)
Gain on sale of assets	36	—	—	36
Other expense, net	(312)	(3,900)	(2,956)	(7,168)

Income/(loss) before taxes	9,337	7,421	(15,373)	1,385
Income tax (expense)/benefit	(172)	(696)	1,224	356

Net income/(loss)	9,165	6,725	(14,149)	1,741
Less: Net income attributable to the noncontrolling interest	—	(641)	(117)	(758)

Net income/(loss) attributable to Navios Logistics’ stockholders	$9,165	$6,084	$(14,266)	$983

	Port Terminal
	Business Segment	Cabotage	Barge
	for the Nine	Business Segment	Business Segment
	Month	for the Nine Month	for the Nine Month
	Period Ended	Period Ended	Period Ended
	September 30, 2010	September 30, 2010	September 30, 2010	Total
Time charter, voyage and port terminal revenues	$18,346	$26,560	$56,675	$101,581
Sales of products	41,562	—	—	41,562
Time charter, voyage and port terminal expenses	(5,493)	(1,707)	(19,013)	(26,213)
Direct vessels expenses	—	(13,998)	(22,764)	(36,762)
Cost of products sold	(38,554)	—	—	(38,554)
Depreciation and amortization	(2,545)	(2,617)	(11,377)	(16,539)
General and administrative expenses	(1,592)	(198)	(7,518)	(9,308)
Interest income/(expense) and finance cost, net	135	(1,335)	(1,953)	(3,153)
Gain on sale of assets	—	—	—	—
Other expense, net	(40)	(3,124)	(5,505)	(8,669)

Income/(loss) before taxes	11,819	3,581	(11,455)	3,945
Income tax (expense)/benefit	(564)	(567)	1,849	718

Net income/(loss)	11,255	3,014	(9,606)	4,663
Less: Net (income)/loss attributable to the noncontrolling interest	—	(1,374)	36	(1,338)

Net income/(loss) attributable to Navios Logistics’ stockholders	$11,255	$1,640	$(9,570)	$3,325

     For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $284,698 and $236,200 as of September 30, 2011 and December 31, 2010, respectively.
     All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $60,004 and $56,227 as of September 30, 2011 and December 31, 2010, respectively.
     In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $36,213 and $38,844 as of September 30, 2011 and December 31, 2010, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,761 and $29,455 as of September 30, 2011 and December 31, 2010, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     In accordance with ASC 350-20-35-45, goodwill resulting from the acquisitions of Horamar and Hidronave S.A., which had been allocated to the Logistics Business through December 31, 2010, was re-allocated to the three segments by allocating $22,142 to the Port Terminal Business, $40,868 to the Barge Business and $41,086 to the Cabotage Business. All three segments previously comprised a part of the Logistics Business reporting unit on a relative fair value basis.
NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Borrowings: The carrying amounts of the floating rate loans approximate their fair value. The Senior Notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates.
     All amounts that are assumed to be uncollectible are written off and/or reserved.
     Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.
The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	$57,842	$57,842	$39,204	$39,204
Restricted cash	$—	$—	$564	$564
Accounts receivable, net	$21,977	$21,977	$17,102	$17,102
Accounts payable	$(28,700)	$(28,700)	$(22,591)	$(22,591)
Senior notes	$(200,000)	$(192,250)	$—	$—
Capital Leases	(31,330)	(31,330)	(32,261)	(32,261)
Long-term debt, including current portion	$(685)	$(685)	$(127,422)	$(118,610)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer Date: November 28, 2011

Furnished pursuant to Section 4.17 of the Indenture governing the 9¼% Senior Notes due 2019